SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                                INNOVO GROUP INC.

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   457954 50 1

                                 (CUSIP Number)

                                  Seymour Braun
                                Braun & Goldberg
                        110 East 59th Street, Suite 3201
                            New York, New York 10022
                                 (212) 750-0040

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 21, 2003

             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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
          CUSIP No. 457954 50 1                              13D                   Page 2 of  7 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                                       Yardworth Mortgage Corporation
          A.V.V.
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                        N/A

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |X|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                                                           WC
          (see response to Item 3)

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Aruba

----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                    1.  1,812,500 shares of common stock
                                       2.  1,500,000 warrants to purchase shares of common stock (see response to Item 5).
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                        1.  1,812,500 shares of common stock
                                       2.  1,500,000 warrants to purchase shares of common stock (see response to Item 5).
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,312,500 (see response to Item 5).
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                               |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            22.2% (see response to Item 5).
--------- -----------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------------------

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 457954 50 1                              13D                   Page 3 of  7 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                                                     Praha Trust
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                        N/A

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |X|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                                               Not applicable
                                                                                                  (see response to Item 3)

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Canada
----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                    1.  1,812,500 shares of common stock
                                       2.  1,500,000 warrants to purchase shares of common stock (see response to Item 5).
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                        1.  1,812,500 shares of common stock
                                       2.  1,500,000 warrants to purchase shares of common stock (see response to Item 5).
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                        ----- ---------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,312,500 (see response to Item 5).
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                              |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            22.2% (see response to Item 5).
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          CO
--------- -----------------------------------------------------------------------------------------------------------------

-------------------------------------------                                        ----------------------------------------

          CUSIP No. 457954 50 1                              13D                   Page 4 of  7 Pages

-------------------------------------------                                        ----------------------------------------

--------- ----------------------------------------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                                                                     Seymour Braun
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                        ###-##-####

--------- ----------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) |_|
                                                                                                        (b) |X|
--------- ----------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY

--------- ----------------------------------------------------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                                               Not applicable
          (see response to Item 3)

--------- ----------------------------------------------------------------------------------------------------------------

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen

----------------------- ----- ---------------------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                    1.  1,812,500 shares of common stock
                                       2.  1,500,000 warrants to purchase shares of common stock (see response to Item 5).
                        ----- ---------------------------------------------------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY
                        ----- ---------------------------------------------------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                        1.  1,812,500 shares of common stock
                                       2.  1,500,000 warrants to purchase shares of common stock (see response to Item 5).
                        ----- ---------------------------------------------------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER

                        ----- ---------------------------------------------------------------------------------------------
--------- -----------------------------------------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,312,500 (see response to Item 5).
--------- -----------------------------------------------------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                                                              |_|
--------- -----------------------------------------------------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            22.2% (see response to Item 5).
--------- -----------------------------------------------------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN
--------- -----------------------------------------------------------------------------------------------------------------

                                                                     Page 5 of 7
Item 1.  Security and Issuer.

     This statement relates to shares of the common stock, par value $.10 per share (the "Common Stock"), of Innovo Group Inc., a Delaware Corporation (the "Company"). The Company has its principal executive offices at 2633 Kingston Pike, Suite 100, Knoxville, Tennessee 37919.

Item 2. Identity and Background.

     This statement is being filed by:

     1. Yardworth Mortgage Corp. ("Yardworth") is a corporation organized under the laws of Aruba. The address of Yardworth is 105 Penstraat, Curacao, Netherlands Antilles.

     During the past five years, Yardworth has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     2. Praha Trust ("Praha") is a trust organized under the laws of Canada. Praha is the beneficial owner of Yardworth. The address of Praha is 105 Penstraat, Curacao, Netherlands Antilles.

     During the past five years, Praha has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     3. Mr. Seymour Braun ("Braun"). Braun is the sole trustee of Praha. Braun's principal occupation is an attorney. Braun is a member of the firm Braun &
Goldberg. Braun's business address is 110 East 59th Street, Suite 3201, New York, New York 10022.

     During the past five years, Braun has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Braun is a United States citizen.

     Braun, Praha and Yardworth are sometimes referred to collectively herein as the "Reporting Parties."

Item 3. Source and Amount of Funds or Other Consideration.

     The funds used by Yardworth to acquire the shares of the Company's Common Stock were taken from the working capital funds of Yardworth.

Item 4. Purpose of Transaction.

     On or about November 1, 2000, Yardworth entered into a note and pledge agreement whereby Yardworth loaned Joseph Mizrachi $1,500,000. As evidence of the loan, Joseph Mizrachi gave Yardworth a convertible note (the "Note"). At any time prior to the maturity or full pre-payment of the Note, Yardworth had the right to convert the outstanding Note into an 85% membership interest in Innovation, LLC, a Delaware limited liability company ("Innovation"), wholly owned by Joseph Mizrachi. Innovation owns 1,812,500 shares of the Company and 1,500,000 warrants to purchase shares of the Company at an exercise price of $2.00 per share, and Yardworth's 85% membership interest in Innovation equals 1,540,625 shares of the Company, and 1,275,000 warrants to purchase shares of the Company. On February 6, 2003, Yardworth provided written notice to Mizrachi that it was converting the Note into the 85% membership interest in Innovation, effective February 21, 2003. While Yardworth's 85% ownership interest in
Innovation equals 1,540,625 shares of the Company and 1,275,000 warrants to purchase shares of the Company, as a result of Yardworth's majority interest in Innovation, Yardworth has the right to vote all 3,312,500 shares owned by Innovation.

     Except as described above, Braun, Praha and Yardworth do not have any present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of February 21, 2003, the Reporting Parties are the beneficial owners of 3,312,500 shares of the Common Stock, or approximately 22.2% of the Company's Common Stock, which includes 1,500,000 warrants to purchase 1,500,000 shares of the Company's Common Stock at an exercise price of $2.00 per share. These warrants are currently exercisable.

     The percentage of outstanding shares of common stock set out above are computed based on 14,901,264 shares of common stock outstanding as of November 1, 2002.

     (b) Braun, as the sole trustee of Praha Trust, which beneficially owns Yardworth, has the sole power to vote or direct the vote and dispose or direct the disposition of 3,312,500 shares of the Common Stock, including 1,500,000 warrants to purchase 1,500,000 shares of the Common Stock.

     (c) Except as set forth herein, none of the Reporting Parties have engaged in any transactions in the Common Stock of the Company during the past sixty
(60) days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None

Item 7.  Material to be Filed as Exhibits.

         None.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 6, 2003                                             /s/ Seymour Braun
                                                              Seymour Braun


                                                              PRAHA TRUST

                                                          /s/ Seymour Braun
                                                              Seymour Braun,
                                                              Trustee


                                                            YARDWORTH MORTGAGE
                                                            CORPORATION A.V.V.

                                                BY MIDO TRUST, MANAGING DIRECTOR


                                                       /s/ Minguelita M. Lourens
                                                       By: Minguelita M. Lourens





     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).